PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

PRELIMINARY AND CONSOLIDATED SYNTHETIC VOTING MAPS

ORDINARY AND extraodinary General MEETING

Meeting to be held on March 28th, 2024

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution 81/2022, hereby informs its shareholders and the general market that it received, on the date hereof, the preliminary synthetic voting map related to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on March 28th, 2024 ("General Meeting") sent by the financial institution that provides to the Company bookkeeping services. Such map, hereby attached as annex I, reflects the remote votes cast by means of custody agents and those which were sent directly to the bookkeeping agent.

Additionally, the Company discloses as annex II the consolidated synthetic voting map, which adds the remote votes sent directly to the Company to the votes cast sent through custody and bookkeeping agents.

São Paulo, March 23rd, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.